Exhibit (a)(1)(G)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

ANADIGICS, INC.

at

$0.85 Net Per Share

by

REGULUS ACQUISITION SUB, INC.,

a wholly-owned subsidiary of

II-VI INCORPORATED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MARCH 11, 2016, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION DATE”).

February 29, 2016

To the Holders of Shares of Common Stock of ANADIGICS, Inc.:

As previously announced, Regulus Acquisition Sub, Inc., a Delaware corporation (“Regulus” or “we”) and a wholly-owned subsidiary of II-VI Incorporated, a Pennsylvania corporation (“II-VI”), has offered to purchase (the “Offer”) all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ANADIGICS, Inc., a Delaware corporation (“Anadigics”), upon the terms and conditions set forth in the Offer to Purchase (as it may be amended and supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). Capitalized terms used herein but not defined have the meaning given to them in the Offer to Purchase.

Increased Offer Price. II-VI and Regulus have agreed with Anadigics to increase the Offer Price from $0.66 to $0.85 per Share, net to the seller in cash, without interest, less any applicable withholding taxes.

Extension of Expiration Date. II-VI and Regulus have also extended the expiration date of the Offer. The Offer was previously scheduled to expire at 11:59 p.m., New York City time, on March 1, 2016. The Expiration Date of the Offer has been extended to 11:59 p.m., New York City time, on March 11, 2016, unless further extended.

Anadigics has conducted an extensive auction process, and the Offer is the best offer available, representing an approximately 143% increase in price from the initial price offered by GaAs Labs and an approximately 254% increase from the closing price immediately prior to announcement of the GaAs Labs offer in November 2015.

As previously announced by Anadigics, the prolonged auction process has had a negative effect on Anadigics’s cash flow and business and financial condition, making necessary a line of credit from II-VI. The Offer can be completed in 10 business days without additional risk to the stockholders of Anadigics. Accordingly, the Board of Directors of Anadigics unanimously recommends that you tender your shares in the Offer.

An updated Letter of Transmittal reflecting the updated Offer Price and new Expiration Date is enclosed with this letter.

Your prompt action is requested. Any stockholder of Anadigics wishing to tender all or any portion of its Shares to Purchaser pursuant to the Offer should, prior to the Expiration Date, (i) complete and execute the Letter of Transmittal that is enclosed with this letter in accordance with the instructions contained therein, and mail or deliver the Letter of Transmittal together with the certificates representing your Shares and any other required documents, to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), (ii) if applicable, tender your Shares by book-entry transfer by following the procedures described in Section 3 of the Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer” or (iii) if applicable, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for the stockholder. A stockholder who holds Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such nominee in order to tender such Shares to Purchaser pursuant to the Offer.

Any stockholder of Anadigics who wishes to tender Shares pursuant to the Offer and the certificates representing such Shares are not immediately available, or such stockholder cannot comply in a timely manner with the procedures for tendering Shares by book-entry transfer or such stockholder cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 of the Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

Computershare Trust Company, N.A., the depositary for the tender offer, has advised Purchaser that, as of 5:00 p.m., New York City time, on February 26, 2015, 188,521 shares of common stock of Anadigics were tendered pursuant to the tender offer, which represented approximately 0.21% of the outstanding shares of common stock of Anadigics. Stockholders who have already tendered their shares of common stock of Anadigics do not have to re-tender their shares or take any other action as a result of the increased offer price or extension of the expiration date of the tender offer.

Extensions of the Offer. The Merger Agreement provides that we will extend the Offer (a) for successive extension periods of not more than ten (10) business days each, or such period as II-VI and Anadigics may agree, in order to permit the satisfaction of all remaining Offer Conditions (subject to our right to waive any condition to the Offer (other than the Minimum Condition) in accordance with the Merger Agreement), if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which we may not waive), and (b) for the minimum period required by applicable law or any interpretation or position of the SEC or its staff or NASDAQ or its staff, provided that we are not obligated to extend the Offer beyond the amended End Date of May 26, 2016. If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Georgeson Inc., the information agent for the Offer (the “Information Agent”), may be contacted at the address and telephone numbers set forth below for questions and/or requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials free of charge. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

All Holders Call Toll Free: (866) 413-5899

Or Via Email: ANADIGICS@georgeson.com